Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in Mobile Mini, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2015 of references to our Valuation Reports relating to the estimation of either or both the fair market value and the orderly liquidation value of the company’s portable storage rental fleet appraised as of September 30, 2014, and the Valuation Reports relating to the estimation of either or both the fair market value and the orderly liquidation value of the company’s specialty containment rental fleet appraised as of December 10, 2014, and to references to our firm’s name therein.

AccuVal Associates, Incorporated

/s/ William R. Corwin
William R. Corwin, CEA
Senior Manager